UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One): ☒ Form 10-K   ☐ Form 20-F   ☐ Form 11-K   ☐ Form 10-Q   ☐ Form 10-D   ☐ Form N-SAR   ☐ Form N-CSR

For Period Ended: December 31, 2014

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

Business Development Corporation of America
Full Name of Registrant

N/A
Former Name if Applicable

405 Park Avenue, 14th Floor
Address of Principal Executive Office (Street and Number)

New York, New York 10022
City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why the Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014 could not be completed and filed by March 31, 2015 without undue hardship and expense to the registrant due to the registrant’s engagement of a new independent auditor in February 2015. As previously disclosed by the registrant in its Current Report on Form 8-K filed with the Securities and Exchange Commission on February 2, 2015, the registrant’s audit committee approved the engagement of KPMG LLP (“KPMG”) as the registrant’s new independent auditor. Because they were not appointed until February 2, 2015, KPMG has informed the registrant that they will require additional time to complete the audit of the registrant’s financial statements. Attached hereto and filed as an exhibit to this Form 12b-25 is the statement of the registrant’s new independent auditor as contemplated by Rule 12b-25(c).

PART IV – OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Nicholas Radesca	(212)	415-6500
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

During the fiscal year ended December 31, 2014, the registrant had increased capital available for investments and raised approximately $1.0 billion through issuance of common stock, compared to $0.5 billion raised during the fiscal year ended December 31, 2013, in each case gross of offering costs, commissions and dealer manager fees. In addition, during the fiscal year ended December 31, 2014, the registrant terminated its total return swap and subsequently entered into a credit facility with Citibank, N.A., which increased liabilities from revolving credit facilities by $271 million. As a result of these changes, the registrant expects to reflect changes in its results of operations, including net investment income, total assets and total liabilities for the fiscal year ended December 31, 2014, compared to those reported for the fiscal year ended December 31, 2013. Because the registrant is continuing to analyze and compile data for its results of operations at this time, it cannot currently provide reasonable quantitative estimates with respect to the anticipated changes in its results of operations.

Business Development Corporation of America
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: April 1, 2015	By:	/s/ Peter M. Budko
Name: Peter M. Budko
Title: Chief Executive Officer

April 1, 2015

Board of Directors

Business Development Corporation of America

405 Park Avenue

New York, New York 10022

Ladies and Gentlemen:

Pursuant to Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934, we inform you that we have been furnished a copy of Form 12b-25, to be filed by Business Development Corporation of America (the “Company”) on or about April 1, 2015, which contains notification of the registrant’s inability to file its Form 10-K by March 31, 2015. We have read the Company’s statements contained in Part III therein and we agree with the stated reasons as to why we have been unable to complete our audit and report on the Company’s consolidated financial statements for the year ended December 31, 2014, to be included in its Form 10-K.

Very truly yours,

/s/ KPMG LLP

New York, New York